Vizsla Silver to Acquire 100% of the Panuco District

(VZLA-TSX-V)

VANCOUVER, BC, July 21, 2021 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce that it has signed a binding amending agreement (the "Panuco Amending Agreement") with Minera Rio Panuco SA de CV ("Minera Rio Panuco") and has executed a binding option exercise notice ("Copala Exercise Notice") with Silverstone Resources S.A de CV ("Silverstone"), which together will constitute the acceleration and exercise of the Company's option to acquire 100% of the Panuco-Copala silver-gold district ("Panuco District" or the "Project") located in Sinaloa, Mexico.

Panuco Amending Agreement

Under the Amending Agreement, Vizsla and Minera Rio Panuco have agreed to amend the terms of the original Panuco option agreement in order to accelerate the Company's exercise of its option on the Panuco property (the "Panuco Property"). Upon closing of the transactions contemplated by the Panuco Amending Agreement, Vizsla will acquire a 100% ownership interest in the Panuco Property (comprising 43 mining concessions with a combined surface area of 3,839 Ha) and the "El Coco" mill (the "Mill") in consideration for:

  A cash payment of US$4,250,000 payable to Minera Rio Panuco upon signing of the Amending Agreement;
  The issuance to Minera Rio Panuco of 6,245,902 common shares of Vizsla priced at C$2.44 per share (for a total value of US$12,000,000) upon the completion of the transfer of the Panuco Property on or before August 10, 2021; and
  A cash payment of US$6,100,000 on or before February 1, 2022, following the refurbishment and transfer of ownership of the Mill which is to occur on or before December 31, 2021.

The mineral concessions comprising the Panuco Property include the Napoleon vein corridor - which has seen the majority of Vizsla's exploration - and are unencumbered by royalties.

Copala Exercise Notice

Under the Copala Exercise Notice, Vizsla and Silverstone have agreed to amend the terms of the original Copala option agreement in order to accelerate the Company's exercise of its option on the Copala property (the "Copala Property"). A definitive agreement in respect of such amendments is expected to be signed on or before August 3, 2021 (the "Copala Amending Agreement" and, together with the Panuco Amending Agreement, the "Amending Agreements"). Upon closing of the transactions contemplated by the Copala Amending Agreement, Vizsla will acquire a 100% ownership interest in the Copala Property (comprising 64 mining concessions with a combined surface area of 5,547 Ha) in consideration for:

       A cash payment of US$9,607,212.50 payable to Silverstone upon the completion of the transfer of the Copala Property on or before August 3, 2021; and
      The issuance to Silverstone of 5,000,475 common shares of Vizsla priced at C$2.44 per share (for a total value of US$9,607,212.50) upon the completion of the transfer of the Copala Property.

Table 1: Summary of Amending Agreements1

Vizsla President and CEO, Michael Konnert, commented: "The acceleration of the options and taking full ownership of the entire district within 20 months of signing is a major achievement for Vizsla Silver and speaks to our confidence in the Panuco District. The option exercise pursuant to these terms allows us to preserve approximately C$27,000,000 in cash which we intend to utilize in the most value accretive activities for the Company. In addition, the new structure shows the strong belief the vendors have in the potential of this asset. We are excited to welcome them as shareholders, take full control of the property and look forward to unlocking its full potential."

All common shares issued pursuant to the Amending Agreements will subject to a 4-month statutory hold period in applicable with Canadian securities laws. The Amending Agreements are subject to approval of the TSX Venture Exchange. Closing of the transactions contemplated by the Amending Agreements is expected to be finalized after such approval is obtained.

After the execution of the Amending Agreements, Vizsla will continue to be well-funded with over $57,000,000 in the bank and ten drill rigs currently operating on the Project.

About the Panuco project

Upon completion of the transactions contemplated by the Amending Agreements, Vizsla will own 100% of the 9,386.5-hectare Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The project comprises of over 75 kilometres of total vein extent, a 500 ton per day mill, 35 kilometres of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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1 FX Rate CAD USD: $1.27

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the acceleration and exercise of the Company's option to acquire 100% of the Panuco District, the execution of the Copala Amending Agreement, and future mineral exploration, development and production at the Pancuo District.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

Table 1: Summary of Amending Agreements (CNW Group/Vizsla Silver Corp.)

SOURCE Vizsla Silver Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 838-4327, Email: michael@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 06:30e 21-JUL-21